UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8‑K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

January 30, 2017
Date of Report (Date of earliest event reported)

ROYAL BANCSHARES OF PENNSYLVANIA, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	0‑26366	23‑2812193
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

One Bala Plaza Suite 522, 231 St. Asaph’s Road, Bala Cynwyd, PA	19004
(Address of principal executive offices)	(Zip Code)

(610) 668‑4700
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8‑K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a‑12 under the Exchange Act (17 CFR 240.14a‑12)

☐	Pre‑commencement communications pursuant to Rule 14d‑2(b) under the Exchange Act (17 CFR 240.14d‑2(b))

☐	Pre‑commencement communications pursuant to Rule 13e‑4(c) under the Exchange Act (17 CFR 240.13e‑4 (c))

Item 1.01 — Entry into a Material Definitive Agreement.

On January 30, 2017, Royal Bancshares of Pennsylvania, Inc. (“Royal”) and Bryn Mawr Bank Corporation (“Bryn Mawr”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Royal will merge with and into Bryn Mawr, with Bryn Mawr as the surviving corporation (the “Merger”).  Immediately following the Merger, Royal Bank America, the wholly owned banking subsidiary of Royal, will merge with The Bryn Mawr Trust Company, the wholly owned banking subsidiary of Bryn Mawr.

Upon completion of the Merger, holders of Class A common stock of Royal will receive 0.1025 shares of Bryn Mawr common stock, par value $1.00 per share (the “Bryn Mawr Common Stock”) for each share of Class A common stock they hold, and holders of Class B common stock of Royal shareholders will receive 0.1179 shares of Bryn Mawr common stock for each share of Class B common stock they hold.  No fractional shares of Bryn Mawr Common Stock will be issued in connection with the Merger.

The Merger Agreement contains customary representations and warranties from both Royal and Bryn Mawr, and each party has agreed to customary covenants between execution of the Merger Agreement and the closing of the Merger, including in the case of Royal a covenant to convene a meeting of shareholders to consider the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve and adopt the Merger Agreement, and, in the case of Royal, a covenant, subject to certain exceptions, not to solicit alternative acquisition proposals, provide information to third parties or engage in discussions with third parties relating to an alternative acquisition proposal.

Completion of the Merger is subject to a number of customary conditions, including, among others, (i) the approval of the Merger Agreement by the shareholders of Royal, (ii) the effectiveness of the registration statement to be filed by Bryn Mawr with the Securities and Exchange Commission (“SEC”) relating to the Bryn Mawr common stock to be issued in the Merger, (iii) approval of the listing on The Nasdaq Stock Market of the shares of Bryn Mawr Common Stock to be issued in the Merger, (iv) the absence of any order or other legal restriction prohibiting the closing of the Merger, and (v) receipt of required regulatory approvals without the imposition of any condition or requirement that would, in the good faith reasonable judgment of the board of directors of Bryn Mawr, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise or materially impair the value of Royal to Bryn Mawr.  Each party’s obligations to complete the Merger is also subject to certain additional customary conditions, including:  (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) the receipt by each party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Bryn Mawr and Royal, including, among others, if the Merger has not been completed by December 31, 2017, or if additional time is necessary to obtain outstanding regulatory approvals, March 31, 2018.  Royal may also terminate the Merger Agreement in the event of certain declines in Bryn Mawr’s stock price measured against a bank index over the period from the date of the Merger Agreement to the later to occur of the Royal shareholders’ meeting or receipt of the last regulatory approval required for the Merger.  Royal and Bryn Mawr each also has the right to terminate the Merger Agreement under certain circumstances relating to other permitted acquisition proposals and, in the event of such termination, Royal would be obligated to pay Bryn Mawr a termination fee of $5.0 million.  Each of Royal and Bryn Mawr may also be required to pay the other a termination fee of $1.8 million as liquidated damages in the event of a breach of certain provisions of the Merger Agreement.

The Merger Agreement provides that Bryn Mawr will appoint one current member of Royal’s board of directors to the Bryn Mawr board of directors effective upon closing of the Merger.  Bryn Mawr has agreed to nominate such director for an additional three‑year term at the completion of such director’s initial term on the Bryn Mawr board of directors.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.  The representations, warranties, and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties will not survive completion of the Merger, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Bryn Mawr or Royal, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Bryn Mawr, Royal, and their respective affiliates or their respective businesses, and the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S‑4 that will include a proxy statement of Royal and a prospectus of Bryn Mawr, as well as in the Forms 10‑K, Forms 10‑Q and other filings that each of Bryn Mawr and Royal make with the SEC.

A copy of the joint press release announcing execution of the Merger Agreement is attached hereto as Exhibit 99.1

Forward‑Looking Statements

This filing contains forward‑looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Bryn Mawr and Royal, or other effects of the proposed merger on Bryn Mawr and Royal.  Forward‑looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions.  These forward‑looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward‑looking statements are made only as of the date of this filing, and neither Bryn Mawr nor Royal undertakes any obligation to update any forward‑looking statements contained in this presentation to reflect events or conditions after the date hereof.  Actual results may differ materially from those described in any such forward‑looking statements.

In addition to factors previously disclosed in the reports filed by Bryn Mawr and Royal with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Royal; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

Bryn Mawr intends to file with the SEC a Registration Statement on Form S‑4 relating to the proposed merger, which will include a prospectus for the offer and sale of Bryn Mawr common stock as well as the proxy statement of Royal for the solicitation of proxies from its shareholders for use at the meeting at which the merger will be considered.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  SHAREHOLDERS OF ROYAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT‑PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Bryn Mawr, Royal, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Bryn Mawr and Royal in connection with the proposed merger.  Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement‑prospectus relating to the merger.  Information concerning Bryn Mawr’s directors and executive officers, including their ownership of Bryn Mawr common stock, is set forth in its proxy statement previously filed with the SEC on March 18, 2016.  Information concerning Royal’s directors and executive officers, including their ownership of Royal common stock, is set forth in its proxy statement previously filed with the SEC on March 17, 2016.  Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the proxy statement‑prospectus when they become available.

Item 9.01 — Financial Statements and Exhibits.

(d)	Exhibits.

	2.1	Agreement and Plan of Merger, dated as of January 30, 2017, by and between Royal Bancshares of Pennsylvania, Inc. and Bryn Mawr Bank Corporation.

	99.1	Press Release dated January 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYAL BANCSHARES OF PENNSYLVANIA, INC.
Dated:	February 1, 2017
		By:	/s/ Michael S. Thompson
Michael S. Thompson
Executive Vice President and Chief Financial Officer